UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 3, 2021

(Date of Report (Date of earliest event reported))

American Homeowner Preservation 2015A+ LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	38-3989694 (IRS Employer Identification Number)
440 S. LaSalle Street, Suite 1110, Chicago, IL (Address of principal executive offices)	60605 (Zip Code)

(866) 247-8326
Registrant’s telephone number, including area code

Class A Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

DELAY IN FILING ANNUAL REPORTS

Our audited financial statement for 12/31/2020 has not yet been completed. Hence, we have not filed our annual report for 2020. We are working to get these annual reports filed as soon as possible and expect to file within the next two (2) weeks.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 3, 2021.

AMERICAN HOMEOWNER PRESERVATION

2015A+, LLC

By:       Jorge Newbery

             President and CEO

DATED: May 3, 2021

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